FINANCIAL SUMMARY

FY2019

(April 1, 2018 through March 31, 2019)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2019 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

May 8, 2019

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://www.toyota.co.jp
Representative	:	Akio Toyoda, President
Contact person	:	Kenta Kon, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 13, 2019
Payment date of cash dividends	:	May 24, 2019
Filing date of financial statements	:	June 21, 2019
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen for consolidated results)

1.	Consolidated Results for FY2019 (April 1, 2018 through March 31, 2019)

(1)	Consolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2019	30,225,681	2.9	2,467,545	2.8	2,285,465	-12.8	1,882,873	-24.5
FY2018	29,379,510	6.5	2,399,862	20.3	2,620,429	19.4	2,493,983	36.2

Note:  Comprehensive income    FY2019    1,936,602 million yen ( -19.1%),    FY2018    2,393,256 million yen ( 21.7%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share –Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to net revenues
	Yen	Yen	%	%	%
FY2019	650.55	645.11	9.8	4.5	8.2
FY2018	842.00	832.78	13.7	5.3	8.2

Reference:  Equity in earnings of affiliated companies    FY2019    360,066 million yen,    FY2018    470,083 million yen

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2019	51,936,949	20,565,210	19,348,152	37.3	6,830.92
FY2018	50,308,249	19,922,076	18,735,982	37.2	6,438.65

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2019	3,766,597	-2,697,241	-540,839	3,706,515
FY2018	4,223,128	-3,660,092	-449,135	3,219,639

Note:  “Cash and cash equivalents at end of year” includes restricted cash and cash equivalents.

2.	Cash Dividends

	Annual cash dividends per common share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
FY2018	—	100.00	—	120.00	220.00	642,669	26.1	3.6
FY2019	—	100.00	—	120.00	220.00	626,819	33.8	3.3
FY2020 (forecast)	—	—	—	—	—		—

Note:  Please refer to “Reference: Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2020 (April 1, 2019 through March 31, 2020)

	(% of change from FY2019)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	30,000,000	-0.7	2,550,000	3.3	2,720,000	19.0	2,250,000	19.5	788.37

Notes

(1)	Changes in significant subsidiaries during FY2019

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting principles, procedures, and disclosures during FY2019

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (2)-(i) above: none

Note: For more details, please see page 13 “(6) Summary of Significant Accounting Policies.”

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock):
FY2019 3,262,997,492 shares, FY2018 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each fiscal year: FY2019 430,558,325 shares, FY2018 353,073,500 shares

(iii)	Average number of shares issued and outstanding in each fiscal year: FY2019 2,871,533,872 shares, FY2018 2,947,365,044 shares

Reference: Overview of the Unconsolidated Financial Results

FY2019 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

English translation from the original Japanese-language document

(Amounts less than one million yen are omitted for unconsolidated results)

1.	Unconsolidated Results for FY2019 (April 1, 2018 through March 31, 2019)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2019	12,634,439	3.5	1,326,137	5.5	2,323,121	3.8	1,896,824	2.0
FY2018	12,201,443	6.3	1,257,543	50.2	2,238,140	24.2	1,859,312	21.5

	Net income per common share – Basic		Net income per common share – Diluted
	Yen		Yen
FY2019	657.10		649.89
FY2018	628.31		620.85

(2)	Unconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per common share
	Million yen	Million yen	%	Yen
FY2019	17,716,993	12,450,274	70.3	4,225.55
FY2018	17,209,436	12,040,947	70.0	3,972.72

Reference:  Equity at the end of    FY2019:    12,450,274 million yen, Equity at the end of    FY2018: 12,040,742 million yen

Note:  Since FY2019, we changed the presentation method in accordance with the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ. Statement No. 28, February 16, 2018). Thus, the unconsolidated financial position for FY2018 shows the amounts to which such Accounting Standard has been applied retroactively.

2.	Forecast of Unconsolidated Results for FY2020 (April 1, 2019 through March 31, 2020)

	(% of change from FY2019)
	Net revenues		Operating income		Ordinary income		Net income		Net income per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	12,400,000	-1.9	950,000	-28.4	1,770,000	-23.8	1,470,000	-22.5	514.60

This report is not audited.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Consolidated financial information in this report is prepared in accordance with U.S. generally accepted accounting principles.

Reference: Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2018	—	79.00	—	79.00	158.00
FY2019	—	105.50	—	105.50	211.00
FY2020 (forecast)	—	—	—	—	—

Note:  The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

1.	Financial Results and Position

(1) Consolidated Financial Results for FY2019

Financial Results

Reviewing the general economic environment for FY2019 (April 1, 2018 through March 31, 2019), the world economy overall has continued its moderate recovery despite the sluggish growth in some sectors. The Japanese economy has also been on a moderate recovery due to improvements in employment and income conditions.

Automotive markets have remained stable in developed countries, but have slowed down in China, which had been experiencing continued expansion, as well as in some resource-rich countries.

Under these conditions, consolidated vehicle unit sales in Japan and overseas increased by 13 thousand units, or 0.1%, to 8,977 thousand units in FY2019 compared with FY2018 (April 1, 2017 through March 31, 2018). Vehicle unit sales in Japan decreased by 29 thousand units, or 1.3%, to 2,226 thousand units in FY2019 compared with FY2018. However, with the efforts of dealers nationwide, Toyota and Lexus brands’ market share excluding mini-vehicles was 45.9%, and market share (including Daihatsu and Hino brands) including mini-vehicles was 43.6%, each remaining at as high a level as in FY2018. Meanwhile, overseas vehicle unit sales increased by 42 thousand units, or 0.6%, to 6,751 thousand units in FY2019 compared with FY2018, because of sales expansion in Asia and Europe.

The results of operations for FY2019 were as follows:

Net revenues	30,225.6 billion yen	(an increase of 846.1 billion yen or 2.9% compared with FY2018)
Operating income	2,467.5 billion yen	(an increase of 67.6 billion yen or 2.8% compared with FY2018)
Income before income taxes and equity in earnings of affiliated companies	2,285.4 billion yen	(a decrease of 334.9 billion yen or 12.8% compared with FY2018)
Net income attributable to Toyota Motor Corporation	1,882.8 billion yen	(a decrease of 611.1 billion yen or 24.5% compared with FY2018)

The changes in operating income were as follows:

Marketing efforts	an increase of 275.0 billion yen
Effects of changes in exchange rates	a decrease of 50.0 billion yen
Cost reduction efforts	an increase of 80.0 billion yen
Increase or decrease in expenses and expense reduction efforts	a decrease of 165.0 billion yen
Other	a decrease of 72.4 billion yen

The changes in net income attributable to Toyota Motor Corporation includes a loss of 293.7 billion yen (net of tax, etc.), which is attributable to the effect of unrealized gains (losses) on equity securities in FY2019 and a reduction in income taxes of 249.6 billion yen, which is mainly attributable to the revaluation of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act of 2017 of the United States in FY2018.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 681.1 billion yen, or 2.6%, to 27,079.0 billion yen in FY2019 compared with FY2018, and operating income increased by 27.7 billion yen, or 1.4%, to 2,038.8 billion yen in FY2019 compared with FY2018. The increase in operating income was mainly due to cost reduction efforts, as well as increases in both production volume and vehicle unit sales.

(ii) Financial services:

Net revenues for the financial services operations increased by 136.5 billion yen, or 6.8%, to 2,153.5 billion yen in FY2019 compared with FY2018, and operating income increased by 37.2 billion yen, or 13.1%, to 322.8 billion yen in FY2019 compared with FY2018. The increase in operating income was mainly due to the decrease in expenses related to residual value losses and the increase in financing volume, in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 30.2 billion yen, or 1.8%, to 1,676.3 billion yen in FY2019 compared with FY2018, and operating income increased by 4.7 billion yen, or 4.7%, to 105.5 billion yen in FY2019 compared with FY2018.

Geographic Information

(i) Japan:

Net revenues in Japan increased by 600.5 billion yen, or 3.7%, to 16,625.3 billion yen in FY2019 compared with FY2018, and operating income increased by 31.7 billion yen, or 1.9%, to 1,691.6 billion yen in FY2019 compared with FY2018. The increase in operating income was mainly due to cost reduction efforts and the increase in vehicle unit exports.

(ii) North America:

Net revenues in North America increased by 242.8 billion yen, or 2.3%, to 10,817.2 billion yen in FY2019 compared with FY2018. However, operating income decreased by 24.3 billion yen, or 17.6%, to 114.5 billion yen in FY2019 compared with FY2018. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) Europe:

Net revenues in Europe increased by 53.6 billion yen, or 1.7%, to 3,238.8 billion yen in FY2019 compared with FY2018, and operating income increased by 49.8 billion yen, or 66.4%, to 124.8 billion yen in FY2019 compared with FY2018. The increase in operating income was mainly due to the decrease in expenses and expense reduction efforts.

(iv) Asia:

Net revenues in Asia increased by 364.8 billion yen, or 7.1%, to 5,513.0 billion yen in FY2019 compared with FY2018, and operating income increased by 24.2 billion yen, or 5.6%, to 457.4 billion yen in FY2019 compared with FY2018. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 119.8 billion yen, or 4.9%, to 2,333.4 billion yen in FY2019 compared with FY2018, and operating income decreased by 21.5 billion yen, or 19.1%, to 91.1 billion yen in FY2019 compared with FY2018. The decrease in operating income was mainly due to the effects of changes in exchange rates.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

(2) Consolidated Financial Position for FY2019

Cash and cash equivalents and restricted cash and cash equivalents increased by 486.8 billion yen, or 15.1%, to 3,706.5 billion yen at the end of FY2019 compared with the end of FY2018.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 3,766.5 billion yen in FY2019. Net cash provided by operating activities decreased by 456.5 billion yen from 4,223.1 billion yen in FY2018.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 2,697.2 billion yen in FY2019. Net cash used in investing activities decreased by 962.8 billion yen from 3,660.0 billion yen in FY2018.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 540.8 billion yen in FY2019. Net cash used in financing activities increased by 91.7 billion yen from 449.1 billion yen in FY2018.

The consolidated cash flows by segment for FY2019 are as follows:

Non-financial services

Net cash provided by operating activities was 2,707.3 billion yen, net cash used in investing activities was 1,194.0 billion yen and net cash used in financing activities was 1,071.1 billion yen.

Financial services

Net cash provided by operating activities was 1,109.0 billion yen, net cash used in investing activities was 1,578.2 billion yen and net cash provided by financing activities was 555.5 billion yen.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

(3) Forecast of Consolidated Financial Results for FY2020

The future automotive market is expected to revert to a gradual expansion in the medium term, due in part to the wider use of cars mainly in emerging countries, despite entering a phase of cyclical changes in the short term. Meanwhile, the automotive industry is entering a once-in-a-century transformational period in response to environmental issues and other social challenges, as well as the rapid progress in technological innovation such as electrification, automated driving, connected vehicles and car-sharing.

Under these circumstances, the current forecast of consolidated financial results for the next fiscal year ending March 31, 2020 is set forth below. This forecast assumes average exchange rates through the fiscal year of 110 yen per US$1 and 125 yen per 1 euro.

Forecast of consolidated results for FY2020

Net revenues	30,000.0 billion yen	(a decrease of 0.7% compared with FY2019)
Operating income	2,550.0 billion yen	(an increase of 3.3% compared with FY2019)
Income before income taxes and equity in earnings of affiliated companies	2,720.0 billion yen	(an increase of 19.0% compared with FY2019)
Net income attributable to Toyota Motor Corporation	2,250.0 billion yen	(an increase of 19.5% compared with FY2019)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

2.	Basic Concept Regarding the Selection of Accounting Standards

Toyota prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles due to the listing of Toyota’s common stock on the New York Stock Exchange. Toyota is examining adoption of International Financial Reporting Standards in light of the environment surrounding Toyota, as well as domestic and international trends.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

3.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2018 (March 31, 2018)	FY2019 (March 31, 2019)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	3,052,269	3,574,704	522,435
Time deposits	901,244	1,126,352	225,108
Marketable securities	1,768,360	1,127,160	(641,200)
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥25,925 million at March 31, 2018 and ¥16,370 million at March 31, 2019	2,219,562	2,372,734	153,172
Finance receivables, net	6,348,306	6,647,771	299,465
Other receivables	489,338	568,156	78,818
Inventories	2,539,789	2,656,396	116,607
Prepaid expenses and other current assets	833,788	805,964	(27,824)

Total current assets	18,152,656	18,879,237	726,581

Noncurrent finance receivables, net	9,481,618	10,281,118	799,500
Investments and other assets:
Marketable securities and other securities investments	7,999,323	7,479,926	(519,397)
Affiliated companies	3,162,917	3,313,723	150,806
Employees receivables	22,562	21,683	(879)
Other	1,221,500	1,275,768	54,268

Total investments and other assets	12,406,302	12,091,100	(315,202)

Property, plant and equipment:
Land	1,404,611	1,386,308	(18,303)
Buildings	4,659,753	4,802,175	142,422
Machinery and equipment	11,535,381	11,857,425	322,044
Vehicles and equipment on operating leases	5,934,393	6,139,163	204,770
Construction in progress	509,851	651,713	141,862

Total property, plant and equipment, at cost	24,043,989	24,836,784	792,795

Less – Accumulated depreciation	(13,776,316)	(14,151,290)	(374,974)

Total property, plant and equipment, net	10,267,673	10,685,494	417,821

Total assets	50,308,249	51,936,949	1,628,700

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

	(Yen in millions)
	FY2018 (March 31, 2018)	FY2019 (March 31, 2019)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	5,154,913	5,344,973	190,060
Current portion of long-term debt	4,186,277	4,254,260	67,983
Accounts payable	2,586,657	2,645,984	59,327
Other payables	1,048,216	1,102,802	54,586
Accrued expenses	3,104,260	3,222,446	118,186
Income taxes payable	462,327	320,998	(141,329)
Other current liabilities	1,254,241	1,335,475	81,234

Total current liabilities	17,796,891	18,226,938	430,047

Long-term liabilities:
Long-term debt	10,006,374	10,550,945	544,571
Accrued pension and severance costs	931,182	963,406	32,224
Deferred income taxes	1,118,165	1,014,851	(103,314)
Other long-term liabilities	533,561	615,599	82,038

Total long-term liabilities	12,589,282	13,144,801	555,519

Total liabilities	30,386,173	31,371,739	985,566

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2018 and March 31, 2019 issued: 47,100,000 shares at March 31, 2018 and March 31, 2019	491,974	498,073	6,099

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2018 and March 31, 2019 issued: 3,262,997,492 shares at March 31, 2018 and March 31, 2019	397,050	397,050	—
Additional paid-in capital	487,502	487,162	(340)
Retained earnings	19,473,464	21,987,515	2,514,051
Accumulated other comprehensive income (loss)	435,699	(916,650)	(1,352,349)
Treasury stock, at cost, 353,073,500 shares at March 31, 2018 and 430,558,325 shares at March 31, 2019	(2,057,733)	(2,606,925)	(549,192)

Total Toyota Motor Corporation shareholders’ equity	18,735,982	19,348,152	612,170

Noncontrolling interests	694,120	718,985	24,865

Total shareholders’ equity	19,430,102	20,067,137	637,035

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	50,308,249	51,936,949	1,628,700

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

(2) Consolidated Statements of Income and

      Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(Yen in millions)
	FY2018 (For the year ended March 31, 2018)	FY2019 (For the year ended March 31, 2019)	Increase (Decrease)
Net revenues:
Sales of products	27,420,276	28,105,338	685,062
Financing operations	1,959,234	2,120,343	161,109

Total net revenues	29,379,510	30,225,681	846,171

Costs and expenses:
Cost of products sold	22,600,474	23,389,495	789,021
Cost of financing operations	1,288,679	1,392,290	103,611
Selling, general and administrative	3,090,495	2,976,351	(114,144)

Total costs and expenses	26,979,648	27,758,136	778,488

Operating income	2,399,862	2,467,545	67,683

Other income (expense):
Interest and dividend income	179,541	225,495	45,954
Interest expense	(27,586)	(28,078)	(492)
Foreign exchange gain, net	22,664	12,400	(10,264)
Unrealized gains (losses) on equity securities	—	(341,054)	(341,054)
Other income (loss), net	45,948	(50,843)	(96,791)

Total other income (expense)	220,567	(182,080)	(402,647)

Income before income taxes and equity in earnings of affiliated companies	2,620,429	2,285,465	(334,964)

Provision for income taxes	504,406	659,944	155,538
Equity in earnings of affiliated companies	470,083	360,066	(110,017)

Net income	2,586,106	1,985,587	(600,519)

Less – Net income attributable to noncontrolling interests	(92,123)	(102,714)	(10,591)

Net income attributable to Toyota Motor Corporation	2,493,983	1,882,873	(611,110)

Note:     Net income attributable to common shareholders for the fiscal year ended March 31, 2019 and 2018 is 1,868,085 million yen and 2,481,692 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 14,788 million yen and 12,291 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	842.00	650.55	(191.45)
Diluted	832.78	645.11	(187.67)

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2018 (For the year ended March 31, 2018)	FY2019 (For the year ended March 31, 2019)	Increase (Decrease)
Net income	2,586,106	1,985,587	(600,519)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(120,606)	27,016	147,622
Unrealized gains (losses) on securities	(94,559)	(21,165)	73,394
Pension liability adjustments	22,315	(54,836)	(77,151)

Total other comprehensive income (loss)	(192,850)	(48,985)	143,865

Comprehensive income	2,393,256	1,936,602	(456,654)

Less – Comprehensive income attributable to noncontrolling interests	(93,096)	(96,458)	(3,362)

Comprehensive income attributable to Toyota Motor Corporation	2,300,160	1,840,144	(460,016)

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

(3)	Consolidated Statements of Shareholders’ Equity

	(Yen in millions)
	FY2018 (For the year ended March 31, 2018)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2017	397,050	484,013	17,601,070	640,922	(1,608,243)	17,514,812	668,264	18,183,076

Equity transaction with noncontrolling interests and other		1,817	11,400	(11,400)		1,817	(3,476)	(1,659)
Comprehensive income:
Net income			2,493,983			2,493,983	92,123	2,586,106
Other comprehensive income (loss)
Foreign currency translation adjustments				(118,977)		(118,977)	(1,629)	(120,606)
Unrealized gains (losses) on securities				(96,581)		(96,581)	2,022	(94,559)
Pension liability adjustments				21,735		21,735	580	22,315

Total comprehensive income						2,300,160	93,096	2,393,256

Accretion to Mezzanine equity			(4,849)			(4,849)		(4,849)
Dividends to Toyota Motor Corporation class shareholders			(7,442)			(7,442)		(7,442)
Dividends paid to Toyota Motor Corporation common shareholders			(620,698)			(620,698)		(620,698)
Dividends paid to noncontrolling interests							(63,764)	(63,764)
Repurchase of treasury stock					(500,177)	(500,177)		(500,177)
Reissuance of treasury stock		1,672			50,687	52,359		52,359

Balances at March 31, 2018	397,050	487,502	19,473,464	435,699	(2,057,733)	18,735,982	694,120	19,430,102

	(Yen in millions)
	FY2019 (For the year ended March 31, 2019)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2018	397,050	487,502	19,473,464	435,699	(2,057,733)	18,735,982	694,120	19,430,102

Cumulative effect of accounting changes			1,282,082	(1,309,620)		(27,538)		(27,538)
Equity transaction with noncontrolling interests and other		105				105	(2,226)	(2,121)
Comprehensive income:
Net income			1,882,873			1,882,873	102,714	1,985,587
Other comprehensive income (loss)
Foreign currency translation adjustments				29,448		29,448	(2,432)	27,016
Unrealized gains (losses) on securities				(21,111)		(21,111)	(54)	(21,165)
Pension liability adjustments				(51,066)		(51,066)	(3,770)	(54,836)

Total comprehensive income						1,840,144	96,458	1,936,602

Accretion to Mezzanine equity			(4,850)			(4,850)		(4,850)
Dividends to Toyota Motor Corporation class shareholders			(9,938)			(9,938)		(9,938)
Dividends paid to Toyota Motor Corporation common shareholders			(636,116)			(636,116)		(636,116)
Dividends paid to noncontrolling interests							(69,367)	(69,367)
Repurchase of treasury stock					(550,107)	(550,107)		(550,107)
Reissuance of treasury stock		(445)			915	470		470

Balances at March 31, 2019	397,050	487,162	21,987,515	(916,650)	(2,606,925)	19,348,152	718,985	20,067,137

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

(4)	Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2018 (For the year ended March 31, 2018)	FY2019 (For the year ended March 31, 2019)
Cash flows from operating activities:
Net income	2,586,106	1,985,587
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,734,033	1,792,375
Provision for doubtful accounts and credit losses	76,069	80,065
Pension and severance costs, less payments	4,286	31,645
Losses on disposal of fixed assets	35,289	35,902
Unrealized losses (gains) on marketable securities	846	339,472
Deferred income taxes	(237,961)	(86,594)
Equity in earnings of affiliated companies	(470,083)	(360,066)
Changes in operating assets and liabilities, and other	494,543	(51,789)

Net cash provided by operating activities	4,223,128	3,766,597

Cash flows from investing activities:
Additions to finance receivables	(15,058,516)	(15,884,610)
Collection of and proceeds from sales of finance receivables	14,046,312	14,859,103
Additions to fixed assets excluding equipment leased to others	(1,291,117)	(1,452,725)
Additions to equipment leased to others	(2,307,590)	(2,286,162)
Proceeds from sales of fixed assets excluding equipment leased to others	71,820	65,437
Proceeds from sales of equipment leased to others	1,211,272	1,385,074
Purchases of marketable securities and security investments	(3,052,916)	(1,840,355)
Proceeds from sales of and maturity of marketable securities and security investments	2,523,538	2,698,798
Payment for additional investments in affiliated companies, net of cash acquired	(576)	5,010
Changes in investments and other assets, and other	197,681	(246,811)

Net cash used in investing activities	(3,660,092)	(2,697,241)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	4,793,939	5,000,921
Payments of long-term debt	(4,452,338)	(4,442,232)
Increase in short-term borrowings	347,738	164,282
Dividends paid to Toyota Motor Corporation class shareholders	(6,194)	(8,690)
Dividends paid to Toyota Motor Corporation common shareholders	(620,698)	(636,116)
Dividends paid to noncontrolling interests	(63,764)	(69,367)
Reissuance (repurchase) of treasury stock	(447,818)	(549,637)

Net cash used in financing activities	(449,135)	(540,839)

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(43,588)	(41,641)

Net increase in cash and cash equivalents and restricted cash and cash equivalents	70,313	486,876

Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	3,149,326	3,219,639

Cash and cash equivalents and restricted cash and cash equivalents at end of year	3,219,639	3,706,515

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the fiscal year ended March 31, 2019 include restricted cash and cash equivalents of 167,370 million yen and 131,811 million yen at the beginning of the year and the end of the year, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

(5) Going Concern Assumption

None

(6) Summary of Significant Accounting Policies

“Summary of Significant Accounting Policies” has been omitted, as there were no significant changes from the most recent Securities Report (filed on June 25, 2018). Changes in accounting principles, procedures, and disclosures for consolidated financial statements by newly issued accounting pronouncements are set forth below.

Accounting Changes-

In May 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and supersedes the current revenue recognition guidance. The parent company and its consolidated subsidiaries (“Toyota”) applied the modified retrospective method of adoption to contracts that were not completed as of the adoption on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and requires entities to measure equity investments at fair value and recognize any changes in fair value in net income. Toyota adopted this guidance on April 1, 2018. Toyota recognized a cumulative-effect adjustment to retained earnings of ¥1,309,725 million as of April 1, 2018 for after-tax unrealized gains (losses) on equity securities previously recognized in accumulated other comprehensive income. Unrealized gains (losses) on equity securities, which is mainly included in “Unrealized gains (losses) on equity securities” and “Equity in earnings of affiliated companies” of Toyota’s consolidated statements of income for the fiscal year ended March 31, 2019, was losses of ¥419,429 million.

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers other than inventory. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In November 2016, the FASB issued updated guidance for the statement of cash flows. This guidance requires that restricted cash and restricted cash equivalents should be included with cash and cash equivalents. It also requires entities to disclose how the statement of cash flows that includes restricted cash with cash and cash equivalents reconciles to the balance sheet. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. Restricted cash and cash equivalents mainly include customer collections on securitized receivables to be distributed to investors as payments on the related secured debt.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

Other information -

On April 1, 2018, Toyota changed the exchange rate used to translate foreign currency-denominated transactions as well as foreign currency-denominated monetary receivables and payables from the Telegraphic Transfer Buying Rate and Telegraphic Transfer Selling Rate to the Telegraphic Transfer Middle Rate. As a result, for FY2019, net revenues and operating income increased by 56,127 million yen and 136,272 million yen, respectively, other income (expense) decreased by 103,300 million yen and income before income taxes and equity in earnings of affiliated companies increased by 32,972 million yen.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

(7) Segment Information

(i) Segment Operating Results and Assets

FY2018 (As of and for the year ended March 31, 2018)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	26,347,229	1,959,234	1,073,047	—	29,379,510
Inter-segment sales and transfers	50,711	57,774	573,071	(681,556)	—

Total	26,397,940	2,017,008	1,646,118	(681,556)	29,379,510

Operating expenses	24,386,805	1,731,462	1,545,306	(683,925)	26,979,648

Operating income	2,011,135	285,546	100,812	2,369	2,399,862

Assets	17,054,209	23,055,981	2,178,118	8,019,941	50,308,249

Investment in equity method investees	3,054,583	11,713	—	96,415	3,162,711

Depreciation expenses	976,735	723,061	34,237	—	1,734,033

Capital expenditure	1,381,122	2,166,805	62,447	(11,667)	3,598,707

FY2019 (As of and for the year ended March 31, 2019)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	27,034,492	2,120,343	1,070,846	—	30,225,681
Inter-segment sales and transfers	44,585	33,204	605,531	(683,320)	—

Total	27,079,077	2,153,547	1,676,377	(683,320)	30,225,681

Operating expenses	25,040,193	1,830,726	1,570,839	(683,622)	27,758,136

Operating income	2,038,884	322,821	105,538	302	2,467,545

Assets	17,799,376	24,044,700	2,125,271	7,967,602	51,936,949

Investment in equity method investees	3,215,856	12,172	—	85,675	3,313,703

Depreciation expenses	997,312	758,847	36,216	—	1,792,375

Capital expenditure	1,520,366	2,165,609	66,075	(13,163)	3,738,887

Note:

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2018 and FY2019 are 9,386,399 million yen and 9,329,020 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

(ii) Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2018 (March 31, 2018)	FY2019 (March 31, 2019)	Increase (Decrease)
Assets
(Non-financial services)
Current assets:
Cash and cash equivalents	2,390,524	2,790,212	399,688
Marketable securities	1,546,459	1,108,540	(437,919)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,304,676	2,489,105	184,429
Inventories	2,539,497	2,656,396	116,899
Prepaid expenses and other current assets	1,818,687	2,118,922	300,235

Total current assets	10,599,843	11,163,175	563,332

Investments and other assets	11,861,394	11,643,209	(218,185)
Property, plant and equipment	5,901,958	6,178,503	276,545

Total assets	28,363,195	28,984,887	621,692

(Financial services)
Current assets:
Cash and cash equivalents	661,745	784,492	122,747
Marketable securities	221,901	18,620	(203,281)
Finance receivables, net	6,348,306	6,647,771	299,465
Prepaid expenses and other current assets	957,122	997,116	39,994

Total current assets	8,189,074	8,447,999	258,925

Noncurrent finance receivables, net	9,481,618	10,281,118	799,500
Investments and other assets	1,019,574	808,592	(210,982)
Property, plant and equipment	4,365,715	4,506,991	141,276

Total assets	23,055,981	24,044,700	988,719

(Elimination)
Elimination of assets	(1,110,927)	(1,092,638)	18,289

(Consolidated)
Total assets	50,308,249	51,936,949	1,628,700

Note: Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

	(Yen in millions)
	FY2018 (March 31, 2018)	FY2019 (March 31, 2019)	Increase (Decrease)
Liabilities
(Non-financial services)
Current liabilities:
Short-term borrowings	541,968	579,901	37,933
Current portion of long-term debt	179,994	173,379	(6,615)
Accounts payable	2,556,393	2,616,143	59,750
Accrued expenses	2,980,981	3,075,411	94,430
Income taxes payable	429,616	300,703	(128,913)
Other current liabilities	1,797,724	1,755,737	(41,987)

Total current liabilities	8,486,676	8,501,274	14,598

Long-term liabilities:
Long-term debt	642,691	784,256	141,565
Accrued pension and severance costs	917,133	948,377	31,244
Other long-term liabilities	1,111,843	1,059,237	(52,606)

Total long-term liabilities	2,671,667	2,791,870	120,203

Total liabilities	11,158,343	11,293,144	134,801

(Financial services)
Current liabilities:
Short-term borrowings	4,929,478	5,113,888	184,410
Current portion of long-term debt	4,053,538	4,127,133	73,595
Accounts payable	40,251	39,187	(1,064)
Accrued expenses	145,127	161,105	15,978
Income taxes payable	32,711	20,295	(12,416)
Other current liabilities	870,634	997,842	127,208

Total current liabilities	10,071,739	10,459,450	387,711

Long-term liabilities:
Long-term debt	9,574,118	9,974,516	400,398
Accrued pension and severance costs	14,049	15,029	980
Other long-term liabilities	678,858	722,279	43,421

Total long-term liabilities	10,267,025	10,711,824	444,799

Total liabilities	20,338,764	21,171,274	832,510

(Elimination) Elimination of liabilities	(1,110,934)	(1,092,679)	18,255

(Consolidated) Total liabilities	30,386,173	31,371,739	985,566

(Consolidated) Mezzanine equity	491,974	498,073	6,099

Shareholders’ equity
(Consolidated) Total Toyota Motor Corporation shareholders’ equity	18,735,982	19,348,152	612,170

(Consolidated) Noncontrolling interests	694,120	718,985	24,865

(Consolidated) Total shareholders’ equity	19,430,102	20,067,137	637,035

(Consolidated) Total liabilities, mezzanine equity and shareholders’ equity	50,308,249	51,936,949	1,628,700

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2018 (For the year ended March 31, 2018)	FY2019 (For the year ended March 31, 2019)	Increase (Decrease)
(Non-financial services)
Net revenues	27,448,165	28,133,676	685,511
Costs and expenses:	25,334,812	25,991,799	656,987
Cost of revenues	22,613,450	23,400,550	787,100
Selling, general and administrative	2,721,362	2,591,249	(130,113)

Operating income	2,113,353	2,141,877	28,524

Other income (expense), net	222,326	(161,608)	(383,934)

Income before income taxes and equity in earnings of affiliated companies	2,335,679	1,980,269	(355,410)

Provision for income taxes	738,763	580,031	(158,732)
Equity in earnings of affiliated companies	467,718	357,527	(110,191)

Net income	2,064,634	1,757,765	(306,869)

Less – Net income attributable to noncontrolling interests	(89,533)	(97,500)	(7,967)

Net income attributable to Toyota Motor Corporation	1,975,101	1,660,265	(314,836)

(Financial services)
Net revenues	2,017,008	2,153,547	136,539
Costs and expenses:	1,731,462	1,830,726	99,264
Cost of revenues	1,320,348	1,418,636	98,288
Selling, general and administrative	411,114	412,090	976

Operating income	285,546	322,821	37,275

Other income (expense), net	(794)	(17,658)	(16,864)

Income before income taxes and equity in earnings of affiliated companies	284,752	305,163	20,411

Provision for income taxes	(234,356)	79,903	314,259
Equity in earnings of affiliated companies	2,365	2,539	174

Net income	521,473	227,799	(293,674)

Less – Net income attributable to noncontrolling interests	(2,589)	(5,214)	(2,625)

Net income attributable to Toyota Motor Corporation	518,884	222,585	(296,299)

(Elimination)
Elimination of net income attributable to Toyota Motor Corporation	(2)	23	25

(Consolidated)
Net income attributable to Toyota Motor Corporation	2,493,983	1,882,873	(611,110)

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2018 (For the year ended March 31, 2018)	FY2019 (For the year ended March 31, 2019)
(Non-financial services)
Cash flows from operating activities:
Net income	2,064,634	1,757,765
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,010,972	1,033,528
Provision for doubtful accounts	(74)	(1,375)
Pension and severance costs, less payments	5,027	30,477
Losses on disposal of fixed assets	35,010	33,676
Unrealized losses (gains) on marketable securities	459	338,626
Deferred income taxes	64,143	(110,346)
Equity in earnings of affiliated companies	(467,718)	(357,527)
Changes in operating assets and liabilities, and other	205,434	(17,488)

Net cash provided by operating activities	2,917,887	2,707,336

Cash flows from investing activities:
Additions to fixed assets excluding equipment leased to others	(1,276,788)	(1,435,964)
Additions to equipment leased to others	(155,114)	(137,314)
Proceeds from sales of fixed assets excluding equipment leased to others	70,755	63,955
Proceeds from sales of equipment leased to others	63,402	60,657
Purchases of marketable securities and security investments	(2,273,805)	(1,737,107)
Proceeds from sales of and maturity of marketable securities and security investments	1,762,189	2,255,635
Payment for additional investments in affiliated companies, net of cash acquired	(576)	5,010
Changes in investments and other assets, and other	260,015	(268,946)

Net cash used in investing activities	(1,549,922)	(1,194,074)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	212,387	286,085
Payments of long-term debt	(170,072)	(142,556)
Increase (decrease) in short-term borrowings	(122,222)	49,161
Dividends paid to Toyota Motor Corporation class shareholders	(6,194)	(8,690)
Dividends paid to Toyota Motor Corporation common shareholders	(620,698)	(636,116)
Dividends paid to noncontrolling interests	(63,764)	(69,367)
Reissuance (repurchase) of treasury stock	(447,818)	(549,637)

Net cash used in financing activities	(1,218,381)	(1,071,120)

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(16,124)	(42,454)

Net increase in cash and cash equivalents and restricted cash and cash equivalents	133,460	399,688

Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	2,257,064	2,390,524

Cash and cash equivalents and restricted cash and cash equivalents at end of year	2,390,524	2,790,212

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

	(Yen in millions)
	FY2018 (For the year ended March 31, 2018)	FY2019 (For the year ended March 31, 2019)
(Financial services)
Cash flows from operating activities:
Net income	521,473	227,799
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	723,061	758,847
Provision for doubtful accounts and credit losses	76,143	81,440
Pension and severance costs, less payments	(741)	1,168
Losses on disposal of fixed assets	279	2,226
Unrealized losses (gains) on marketable securities	387	846
Deferred income taxes	(302,103)	23,742
Equity in earnings of affiliated companies	(2,365)	(2,539)
Changes in operating assets and liabilities, and other	312,828	15,557

Net cash provided by operating activities	1,328,962	1,109,086

Cash flows from investing activities:
Additions to finance receivables	(25,153,088)	(26,000,249)
Collection of and proceeds from sales of finance receivables	24,117,335	24,925,930
Additions to fixed assets excluding equipment leased to others	(14,329)	(16,761)
Additions to equipment leased to others	(2,152,476)	(2,148,848)
Proceeds from sales of fixed assets excluding equipment leased to others	1,065	1,482
Proceeds from sales of equipment leased to others	1,147,870	1,324,417
Purchases of marketable securities and security investments	(779,111)	(103,248)
Proceeds from sales of and maturity of marketable securities and security investments	761,349	443,163
Changes in investments and other assets, and other	(106,597)	(4,130)

Net cash used in investing activities	(2,177,982)	(1,578,244)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	4,666,579	4,747,506
Payments of long-term debt	(4,314,294)	(4,336,250)
Increase in short-term borrowings	461,052	144,277

Net cash provided by financing activities	813,337	555,533

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(27,464)	813

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	(63,147)	87,188

Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	892,262	829,115

Cash and cash equivalents and restricted cash and cash equivalents at end of year	829,115	916,303

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(43,588)	(41,641)

Net increase in cash and cash equivalents and restricted cash and cash equivalents	70,313	486,876

Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	3,149,326	3,219,639

Cash and cash equivalents and restricted cash and cash equivalents at end of year	3,219,639	3,706,515

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

(iii) Geographic Information

FY2018 (As of and for the year ended March 31, 2018)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	9,273,672	10,347,266	2,940,243	4,497,374	2,320,955	—	29,379,510
Inter-segment sales and transfers	6,751,172	227,144	244,981	650,765	132,344	(8,006,406)	—

Total	16,024,844	10,574,410	3,185,224	5,148,139	2,453,299	(8,006,406)	29,379,510

Operating expenses	14,364,926	10,435,511	3,110,198	4,714,940	2,340,636	(7,986,563)	26,979,648

Operating income	1,659,918	138,899	75,026	433,199	112,663	(19,843)	2,399,862

Assets	15,797,024	16,936,704	3,346,179	4,893,582	2,986,661	6,348,099	50,308,249

FY2019 (As of and for the year ended March 31, 2019)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	9,520,148	10,585,934	3,055,654	4,832,392	2,231,553	—	30,225,681
Inter-segment sales and transfers	7,105,213	231,313	183,197	680,639	101,890	(8,302,252)	—

Total	16,625,361	10,817,247	3,238,851	5,513,031	2,333,443	(8,302,252)	30,225,681

Operating expenses	14,933,686	10,702,732	3,113,983	5,055,542	2,242,333	(8,290,140)	27,758,136

Operating income	1,691,675	114,515	124,868	457,489	91,110	(12,112)	2,467,545

Assets	16,465,702	17,452,216	3,872,301	5,176,990	3,067,270	5,902,470	51,936,949

Note:	1.

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2018 and FY2019 are 9,386,399 million yen and 9,329,020 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

	2.	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION    FY2019 Financial Summary

(8) Per Share Amounts

Basic and diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2018 and 2019 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Net income attributable to Toyota Motor Corporation per common share
For the year ended March 31, 2018
Net income attributable to Toyota Motor Corporation	2,493,983
Accretion to Mezzanine equity	(4,849)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(7,442)

Basic net income attributable to Toyota Motor Corporation per common share	2,481,692	2,947,365	842.00
Effect of dilutive securities
Model AA Class Shares	12,291	47,100
Assumed exercise of dilutive stock options	(4)	301

Diluted net income attributable to Toyota Motor Corporation per common share	2,493,979	2,994,766	832.78

For the year ended March 31, 2019
Net income attributable to Toyota Motor Corporation	1,882,873
Accretion to Mezzanine equity	(4,850)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(9,938)

Basic net income attributable to Toyota Motor Corporation per common share	1,868,085	2,871,534	650.55
Effect of dilutive securities
Model AA Class Shares	14,788	47,100
Assumed exercise of dilutive stock options	(0)	40

Diluted net income attributable to Toyota Motor Corporation per common share	1,882,873	2,918,674	645.11

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2018 and 2019.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2018	18,735,982	2,909,924	6,438.65
As of March 31, 2019	19,348,152	2,832,439	6,830.92

Supplemental Material for Financial Results for FY2019 (Consolidated)

< U.S. GAAP >

	FY2018										FY2019										FY2020
	1Q (2017/4-6)		2Q (2017/7-9)		3Q (2017/10-12)		4Q (2018/1-3)		12 months (’17/4-’18/3)		1Q (2018/4-6)		2Q (2018/7-9)		3Q (2018/10-12)		4Q (2019/1-3)		12 months (’18/4-’19/3)		Forecast 12 months (’19/4-’20/3)
Vehicle Production (thousands of units)	2,216		2,176		2,266		2,306		8,964		2,199		2,184		2,262		2,340		8,985
(Japan) –including Daihatsu & Hino	1,023		1,039		1,100		1,124		4,286		1,003		1,004		1,099		1,203		4,309
[Daihatsu & Hino]	[266	]	[260	]	[273	]	[288	]	[1,087	]	[257	]	[257	]	[290	]	[292	]	[1,096	]
(Overseas) –including Daihatsu & Hino	1,193		1,137		1,166		1,182		4,678		1,196		1,180		1,163		1,138		4,676
[Daihatsu & Hino]	[92	]	[93	]	[90	]	[129	]	[404	]	[133	]	[162	]	[161	]	[141	]	[598	]
North America	509		438		459		497		1,903		517		447		435		442		1,841
Europe	176		152		178		175		681		168		159		173		180		679
Asia	383		406		413		399		1,601		402		449		429		402		1,682
Central and South America	79		86		90		79		333		82		93		96		82		353
Oceania	20		23		0		0		43		0		0		0		0		0
Africa	26		32		26		32		117		28		31		30		32		121
Vehicle Sales (thousands of units)	2,215		2,175		2,289		2,286		8,964		2,236		2,183		2,282		2,276		8,977		9,000
[First Half 6 months]									[4,389	]									[4,419	]	[4,660	]
(Japan) –including Daihatsu & Hino	544		543		552		616		2,255		510		521		565		631		2,226		2,200
[Daihatsu & Hino]	[164	]	[162	]	[158	]	[201	]	[685	]	[155	]	[161	]	[169	]	[203	]	[688	]	[680	]
(Overseas) –including Daihatsu & Hino	1,671		1,632		1,737		1,670		6,709		1,726		1,662		1,717		1,645		6,751		6,800
[Daihatsu & Hino]	[71	]	[75	]	[79	]	[82	]	[306	]	[75	]	[87	]	[89	]	[86	]	[337	]	[340	]
North America	723		672		735		675		2,806		746		665		680		654		2,745		2,700
Europe	240		229		237		262		968		253		240		232		269		994		1,030
Asia	363		382		404		394		1,543		394		417		464		410		1,684		1,730
Central and South America	108		109		118		110		445		117		120		114		97		448		440
Oceania	74		70		71		68		283		72		74		66		60		272		270
Africa	42		46		46		50		184		48		50		54		48		200		220
Middle East	119		122		123		109		472		93		95		105		104		398		410
Other	2		2		3		2		8		2		2		2		2		8
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,590		2,626		2,631		2,594		10,441		2,616		2,677		2,707		2,602		10,603		10,740
Housing Sales (units)	2,312		5,399		2,699		5,812		16,222		1,892		4,808		2,656		5,777		15,133		15,000

Supplemental 1

Supplemental Material for Financial Results for FY2019 (Consolidated)

< U.S. GAAP >

	FY2018					FY2019						FY2020
	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	4Q (2019/1-3)	12 months (’18/4-’19/3)		Forecast 12 months (’19/4-’20/3)
Foreign Exchange Rates
Yen to US Dollar Rate	111	111	113	108	111	109	111	113	110	111		as premise: 110
Yen to Euro Rate	122	130	133	133	130	130	130	129	125	128		as premise: 125
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	49.3	45.1	50.0	44.0	46.9	46.2	45.2	47.3	45.1	45.9		approximately :47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	46.2	43.3	46.8	42.0	44.4	43.8	42.7	44.9	43.1	43.6
Number of Employees	371,888	371,286	368,883	369,124	369,124	373,272	371,796	371,495	370,870	370,870	(Note 1)
Net Revenues (billions of yen)	7,047.6	7,143.6	7,605.7	7,582.5	29,379.5	7,362.7	7,311.2	7,801.5	7,750.1	30,225.6		30,000.0
Geographic Information
Japan	3,686.3	3,881.8	4,173.1	4,283.4	16,024.8	3,865.4	4,012.3	4,259.8	4,487.7	16,625.3
North America	2,661.4	2,567.7	2,799.8	2,545.3	10,574.4	2,791.1	2,636.4	2,753.7	2,635.9	10,817.2
Europe	761.5	758.2	792.2	873.1	3,185.2	785.8	795.8	784.0	873.0	3,238.8
Asia	1,196.7	1,287.6	1,341.5	1,322.2	5,148.1	1,316.2	1,318.7	1,496.5	1,381.4	5,513.0
Other	612.4	625.4	616.2	599.2	2,453.2	598.4	608.3	592.8	533.7	2,333.4
Elimination	-1,870.8	-1,977.3	-2,117.1	-2,040.9	-8,006.4	-1,994.4	-2,060.4	-2,085.5	-2,161.7	-8,302.2
Business Segment
Automotive	6,368.6	6,368.2	6,862.8	6,798.1	26,397.9	6,633.4	6,514.8	7,018.4	6,912.2	27,079.0
Financial Services	503.7	493.8	512.5	506.8	2,017.0	516.8	534.4	552.4	549.8	2,153.5
All Other	337.9	430.8	381.0	496.2	1,646.1	358.0	412.3	391.2	514.6	1,676.3
Elimination	-162.8	-149.2	-150.7	-218.7	-681.5	-145.6	-150.3	-160.6	-226.6	-683.3
Operating Income (billions of yen)	574.2	522.2	673.6	629.6	2,399.8	682.6	579.1	676.1	529.5	2,467.5		2,550.0	*[1]
(Operating Income Ratio) (%)	(8.1)	(7.3)	(8.9)	(8.3)	(8.2)	(9.3)	(7.9)	(8.7)	(6.8)	(8.2)		(8.5)
Geographic Information
Japan	319.2	321.3	470.6	548.7	1,659.9	395.9	354.2	494.2	447.2	1,691.6
North America	89.2	55.3	33.1	-38.8	138.8	63.5	47.4	18.1	-14.5	114.5
Europe	20.3	17.4	23.3	13.8	75.0	23.0	38.1	27.9	35.6	124.8
Asia	104.3	109.8	123.6	95.3	433.1	146.3	137.1	116.7	57.2	457.4
Other	38.6	31.6	33.0	9.2	112.6	43.2	22.7	19.1	5.9	91.1
Elimination	2.4	-13.4	-10.1	1.2	-19.8	10.4	-20.5	-0.1	-1.9	-12.1
Business Segment
Automotive	489.3	423.1	569.0	529.5	2,011.1	602.5	462.2	581.3	392.7	2,038.8
Financial Services	75.3	69.4	82.6	58.1	285.5	73.5	81.4	82.6	85.1	322.8
All Other	13.6	22.8	24.7	39.5	100.8	11.4	29.3	13.9	50.7	105.5
Elimination	-4.0	6.8	-2.7	2.3	2.3	-4.8	6.1	-1.8	0.9	0.3
Income before Income Taxes (billions of yen)	679.3	572.8	750.9	617.3	2,620.4	813.8	734.9	176.9	559.6	2,285.4		2,720.0
(Income before Income Taxes Ratio) (%)	(9.6)	(8.0)	(9.9)	(8.1)	(8.9)	(11.1)	(10.1)	(2.3)	(7.2)	(7.6)		(9.1)
Equity in Earnings of Affiliated Companies (billions of yen)	137.8	97.2	123.8	111.2	470.0	116.5	106.0	32.2	105.2	360.0		400.0
Net Income (billions of yen)	613.0	458.2	941.8	480.8	2,493.9	657.3	585.0	180.9	459.5	1,882.8		2,250.0	(Note 2)
(Net Income Ratio) (%)	(8.7)	(6.4)	(12.4)	(6.3)	(8.5)	(8.9)	(8.0)	(2.3)	(5.9)	(6.2)		(7.5)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	293.4	—	349.1	642.6	—	286.9	—	339.8	626.8	(Note 3)
Cash Dividends per Share (yen)	—	100	—	120	220	—	100	—	120	220
Payout Ratio (%)	—	27.8	—	24.8	26.1	—	23.4	—	54.0	33.8
Model AA Class Shares
Cash Dividends (billions of yen)	—	3.7	—	3.7	7.4	—	4.9	—	4.9	9.9	(Note 3)
Cash Dividends per Share (yen)	—	79	—	79	158	—	105.5	—	105.5	211
Value of Shares Repurchased (billions of yen)[actual purchase]	—	249.9	34.9	214.9	499.9	129.1	170.8	151.7	98.1	549.9	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	249.9	—	299.9	549.9	—	249.9	—	300.0 (maximum )	549.9 (maximum)	(Note 4) (Note 5)
Number of Outstanding Common Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2019 (Consolidated)

< U.S. GAAP >

	FY2018					FY2019						FY2020
	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	4Q (2019/1-3)	12 months (’18/4-’19/3)		Forecast 12 months (’19/4-’20/3)
R&D Expenses (billions of yen)	278.6	272.0	264.3	249.2	1,064.2	268.5	258.5	274.4	247.3	1,048.8		1,100.0
Depreciation Expenses (billions of yen)	212.9	242.3	248.5	260.6	964.4	217.7	255.3	248.1	263.6	984.8		880.0	*[1](Note 6)
Geographic Information
Japan	108.4	132.6	136.4	145.9	523.4	108.5	148.1	142.6	148.9	548.2		400.0
North America	45.5	48.7	51.8	55.7	201.9	49.8	50.6	51.2	57.4	209.1		230.0
Europe	15.4	16.3	15.4	13.2	60.5	14.1	11.3	11.1	12.1	48.7		70.0
Asia	34.1	35.3	35.1	37.1	141.7	36.5	36.0	34.2	34.9	141.9		140.0
Other	9.2	9.2	9.6	8.6	36.7	8.6	9.1	8.8	10.1	36.7		40.0
Capital Expenditures (billions of yen)	205.7	285.1	299.4	512.3	1,302.7	311.8	307.6	329.1	517.1	1,465.8		1,450.0	(Note 6)
Geographic Information
Japan	112.5	152.1	156.9	264.0	685.7	143.6	167.5	156.0	263.3	730.6		760.0
North America	65.3	70.9	83.5	139.0	358.8	106.6	75.6	76.1	153.9	412.4		340.0
Europe	4.8	15.0	16.1	23.4	59.6	15.1	30.9	43.8	44.0	133.8		120.0
Asia	13.3	29.3	21.1	62.9	126.8	25.2	15.9	34.3	37.8	113.3		150.0
Other	9.6	17.6	21.7	22.7	71.7	21.2	17.5	18.7	17.9	75.5		80.0
Total Liquid Assets (billions of yen)	9,364.0	9,306.7	9,309.1	9,372.1	9,372.1	9,005.4	9,562.6	9,198.8	9,454.4	9,454.4	(Note 7)
Total Assets (billions of yen)	49,456.0	50,253.0	51,216.4	50,308.2	50,308.2	51,049.1	52,516.0	51,085.9	51,936.9	51,936.9
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	17,874.2	18,253.4	18,996.4	18,735.9	18,735.9	18,946.9	19,511.3	19,089.2	19,348.1	19,348.1
Return on Equity (%)	13.8	10.1	20.2	10.1	13.7	13.9	12.1	3.7	9.5	9.8
Return on Asset (%)	5.0	3.7	7.4	3.8	5.0	5.2	4.5	1.4	3.6	3.7
Number of Consolidated Subsidiaries (including Variable Interest Entities)					606					608
No. of Affil. Accounted for Under the Equity Method					57					63

Analysis of Consolidated Net Income for FY2019 (billions of yen, approximately)	4Q (2019/1-3)	12 months (’18/4-’19/3	)(Note 2)
Marketing Efforts	65.0	275.0
Effects of Changes in Exchange Rates	-60.0	-50.0
Cost Reduction Efforts	70.0	80.0
From Engineering	55.0	25.0
From Manufacturing and Logistics	15.0	55.0
Increase or decrease in expenses and expense reduction efforts	-155.0	-165.0
Other	-20.1	-72.4
(Changes in Operating Income)*[3]	-100.1	67.6
Non-operating Income*[3]	42.4	-402.6
Equity in Earnings of Affiliated Companies*[3]	-6.0	-110.0
Income Taxes, Net Income Attributable to Noncontrolling Interests*[2]*[3]	42.4	-166.1
(Changes in Net Income)*[2]*[3]	-21.2	-611.1	(Note 2)

*1

Operating Income and depreciation expenses for the fiscal year ended March 31, 2020 (Forecast) includes reduction in depreciation expenses of 150.0 billion yen, due to the change in methods for determining depreciation.

*2

Net income attributable to Toyota Motor Corporation for the fiscal year ended March 31, 2018 includes a reduction in income taxes of 249.6 billion yen, which is mainly attributable to the revaluation of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act of 2017 of the United States.

*3

Net income attributable to Toyota Motor Corporation for the fiscal year ended March 31, 2019 includes a loss of 293.7 billion yen (net of tax, etc.), which is attributable to the effect of unrealized gains (losses) on equity securities.

Supplemental 3

Supplemental Material for Financial Results for FY2019 (Unconsolidated)

< Japan GAAP >

	FY2018					FY2019					FY2020
	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	4Q (2019/1-3)	12 months (’18/4-’19/3)	Forecast 12 months (’19/4-’20/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	757	779	827	836	3,199	746	748	809	911	3,213	3,300
Overseas Vehicle Production (thousands of units)	1,464	1,420	1,435	1,405	5,724	1,451	1,443	1,447	1,382	5,724	5,790
Domestic Vehicle Retail Sales (thousands of units)	390	383	384	440	1,597	359	381	384	445	1,569	1,540
Exports Vehicle Sales (thousands of units)	440	457	504	481	1,882	464	461	484	538	1,947	2,030
North America	190	193	220	193	796	191	197	190	246	824	760
Europe	57	63	57	71	248	65	56	61	80	262	320
Asia	72	77	97	77	323	76	83	96	82	337	410
Central and South America	12	12	14	15	53	16	11	8	12	47	60
Oceania	40	42	38	46	166	46	43	45	38	172	180
Africa	14	15	13	12	54	14	14	15	16	59	60
Middle East	53	54	63	64	234	54	55	67	62	238	240
Other	2	1	2	3	8	2	2	2	2	8
Net Revenues (billions of yen)	2,870.2	2,918.1	3,259.8	3,153.2	12,201.4	2,980.3	3,026.3	3,294.7	3,333.0	12,634.4	12,400.0
Domestic	962.8	946.5	1,067.5	1,098.4	4,075.4	923.9	949.9	1,083.3	1,131.2	4,088.5
Exports	1,907.3	1,971.5	2,192.2	2,054.8	8,126.0	2,056.3	2,076.3	2,211.4	2,201.7	8,545.8
Operating Income (billions of yen)	222.4	215.5	343.3	476.1	1,257.5	308.7	284.5	400.9	331.9	1,326.1	950.0
(Operating Income Ratio) (%)	(7.8)	(7.4)	(10.5)	(15.1)	(10.3)	(10.4)	(9.4)	(12.2)	(10.0)	(10.5)	(7.7)
Ordinary Income (billions of yen)	570.7	513.2	674.4	479.7	2,238.1	714.8	507.6	605.0	495.5	2,323.1	1,770.0
(Ordinary Income Ratio) (%)	(19.9)	(17.6)	(20.7)	(15.2)	(18.3)	(24.0)	(16.8)	(18.4)	(14.9)	(18.4)	(14.3)
Net Income (billions of yen)	488.1	437.4	585.7	347.9	1,859.3	591.5	397.7	504.8	402.6	1,896.8	1,470.0
(Net Income Ratio) (%)	(17.0)	(15.0)	(18.0)	(11.0)	(15.2)	(19.8)	(13.1)	(15.3)	(12.1)	(15.0)	(11.9)
R&D Expenses (billions of yen)	241.6	237.3	230.3	211.2	920.6	234.4	225.1	234.8	201.6	896.2	940.0
Depreciation Expenses (billions of yen)	58.4	58.0	56.0	55.2	227.8	52.6	57.3	61.7	65.7	237.5	250.0
Capital Expenditures (billions of yen)	54.0	57.6	60.0	113.2	284.8	73.6	61.8	62.5	104.0	302.1	300.0

Analysis of Unconsolidated Net Income for FY2019 (billions of yen, approximately)	4Q (2019/1-3)	12 months (’18/4-’19/3)
Marketing Efforts	-5.0	10.0
Effects of Changes in Exchange Rates	-25.0	10.0
Cost Reduction Efforts	15.0	60.0
From Engineering	5.0	40.0
From Manufacturing and Logistics	10.0	20.0
Increase or decrease in expenses and expense reduction efforts	-125.0	-10.0
Other	-4.2	-1.5
(Changes in Operating Income)	-144.2	68.5
Non-operating Income	160.0	16.4
Income Taxes, etc.	38.8	-47.4
(Changes in Net Income)	54.6	37.5

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)

Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request)
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
The amounts include finance lease assets until the fiscal year ended March 31, 2019, whereas it does not for the fiscal year ending March 31, 2020.
(Note 7)	Cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, excluding in each case those relating to financial services

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